ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 400
Cincinnati, Ohio  45209

June 10, 2010

Mr. David L. Orlic, Esq.
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549

RE:	Zoo Entertainment, Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed on May 20, 2010
File No.: 333-163937

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009
Filed June 4, 2010
File No.: 333-124829

Dear Mr. Orlic:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, as initially filed by Zoo Entertainment, Inc. (the “Company”) with the Commission on December 22, 2009, and as amended on February 2, 2010, April 15, 2010 and May 20, 2010.  We are also delivering five clean and marked complete courtesy copies of the Amendment to you.

Set forth below are the Company’s responses to the Commission’s comments given by letter dated June 8, 2010 (the “Fourth Comment Letter”).  The Company’s responses are numbered to correspond to the comments, as set forth in the Fourth Comment Letter, which, for convenience, we have incorporated into this response letter.  References herein to page numbers refer to page numbers of the marked Amendment.

Amendment No. 3 to Registration Statement on Form S-1

General

1.
We note your response to prior comment 1, in which you state that none of the market data reports which you cite in your prospectus were prepared exclusively for this filing. As requested, please tell us whether any of these reports were prepared for you, exclusively for this filing or otherwise. If so, file as an exhibit to your registration statement a consent of the party who prepared the report, or provide your analysis as to why you think this is not required. Refer to Rule 436 of Regulation C.

Response: None of the market data reports cited in the prospectus were prepared for the Company, and none of the market data reports cited in the prospectus were prepared exclusively for this filing or otherwise. All reports are publicly available.

2.
Please disclose your concurrent underwritten offering on the outside front cover page of the prospectus. Please also ensure that your risk factors section adequately addresses any impact of the concurrent offering.

Response: The Company has revised the outside front cover page of the prospectus and has added a risk factor on page 13 of the Amendment in response to the Commission’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008, page 19

3.
We note that you have revised your disclosures in response to our prior comment 3. Specifically, we note that you have revised your average gross prices for 2009 and 2008, which now your average gross price is greater in 2009 than 2008. Please reconcile these revised amounts to your disclosures under gross profit, that "we opted to discontinue certain lower-margin products in the 2009 period through the accelerated sale of such products at lower than normal prices."

Response: The Company has expanded its disclosure on page 21 to reconcile the revised amounts in response to the Commission’s comment.

Notes to Condensed Consolidated Financial Statements

Note 3. Basis of Presentation and Significant Accounting Policies Loss Per Share, page F-13

4.
We note your revised disclosures in response to our prior comment 6. Please reconcile the 2,316,140 shares of common stock related to Series A Preferred Stock and 1,980,732 shares of common stock related to Series B Preferred Stock outstanding as of December 31, 2009 disclosed herein to your disclosure on page F-25, that there were 1,389,684 shares of Series A Preferred Stock and 1,188,439 shares of Series B Preferred Stock issued and outstanding as of December 31, 2009.

Response: The shares of preferred stock converted into shares of common stock as follows:

•
Each share of Series A Preferred Stock was initially convertible into 1,000 shares of common stock pre split (convertible into 1.667 shares of common stock post split).  On March 10, 2010, the 1,389,684 shares of Series A Preferred Stock converted into 1,389,684,000 shares of common stock (pre split).  On May 10, 2010, the Company effectuated a one-for-600 reverse stock split upon which the shares of common stock issued upon conversion of the Series A Preferred Stock held by each stockholder converted into an aggregate of 2,316,145 shares of common stock (post split). Any fractional share resulting from the reverse stock split was rounded up to the nearest whole number.

•
Each share of Series B Preferred Stock was initially convertible into 1,000 shares of common stock pre split (convertible into 1.667 shares of common stock post split).  On March 10, 2010, the 1,188,439 shares of Series B Preferred Stock initially converted into 1,188,439,000 shares of common stock (pre split).  On May 10, 2010, the Company effectuated a one-for-600 reverse stock split upon which the shares of common stock issued upon conversion of the Series B Preferred Stock held by each stockholder converted into an aggregate of 1,980,739 shares of common stock (post split).  Any fractional share resulting from the reverse stock split was rounded up to the nearest whole number.

The conversion described above is reconciled in tabular form below:

	Series A	Series B
	Preferred Stock	Preferred Stock

Preferred Stock	1,389,684	1,188,439

Conversion to Common Stock (pre split)	1,389,684,000	1,188,439,000

Common Stock (post split)	2,316,145	1,980,739

Fair Value Measurement, page F-13

5.
We have reviewed your revised disclosures in response to our prior comment number 7. We note that your table presents your fair value measurements as of December 31, 2008. Please expand your table to also include your fair value measurements as of December 31, 2009. We also repeat our prior comment to tell us how you have considered ASC 820-10-50-2.c.

Response:  The table on page F-13 presents the non-recurring fair value measurements recorded during 2008 and has been amended to include the non-recurring fair value measurements recorded during 2009 relating to the warrants granted to Solutions 2 Go, Inc. in consideration for entering into an advance agreement with the Company.  We considered the disclosure requirements of ASC 820-10-50-2.c. that require a reconciliation of the beginning and ending balances of fair value measurements used for significant unobservable inputs (Level 3).  Since there are no recurring re-measurements necessary for the warrants issued in 2008 and 2009, we concluded that the disclosure table related to recurring changes during 2008 and 2009 in accordance with ASC 820-10-50-2.c. is not required.

Note 9. Credit and Financing Arrangements, Atari Agreement and Other Customer Advances, page F-17

6.
We have reviewed your response to our prior comment 8. Your accounting for these warrants remains unclear to us. You cite that you have followed ASC 470-20-05 to account for these warrants.  Tell us how you have considered ASC 470-20-25-19.

Response: We have considered ASC 470-20-25-19, which refers to the accounting of the beneficial conversion feature of a convertible instrument.  Since the exercise price at issuance of the warrants granted to Solutions 2 Go, Inc. was $0.30 ($180 post stock split), which was greater than the fair value of the stock on the issuance date of $0.20 ($120 post split), there is no beneficial conversion feature associated with the warrants.  Therefore, we have concluded that ASC 470-20-25-19 is not applicable.

Note 11. Notes Payable

Zoo Entertainment Notes, page F-21

7.
We have reviewed your response to our prior comment 10 and note that you indicate that you have revised your disclosures on page F-21 in response to our comment. It does not appear that you have revised your disclosures in response to our comment. Therefore, we repeat our prior comment to expand your disclosure to discuss how you determined your $0.0025 value per share of common stock on November 20, 2009.

Response: In our response to the Commission’s prior comment 10, we explained how we determined the $0.0025 value per share ($1.50 value per share as adjusted for the one-for-600 reverse stock split) of common stock on November 20, 2009.  We have expanded our disclosure on page F-21 to revise the disclosures to conform to our response to prior comment 10 and respond to the Commission’s current comment. The price per share paid by investors on the sale of Series A Preferred Stock was agreed upon as a result of arms length negotiations with investors who agreed to invest an aggregate of at least $4.0 million to acquire 50% of the equity of the Company. Such investment for such equity reflects a value per common share of $1.50.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statements Schedules, page II-5

8.	We note your response to prior comment 14. Tell us how you determined that the consulting agreement with Mr. Brant is not material.

Response: The Company has determined that the consulting agreement with Mr. Brant is not material, as it was made in the ordinary course of business and termination of the consulting agreement would not have a material adverse effect on the Company’s business or operations.  Additionally, given that Mr. Brant is merely a consultant, the consulting agreement cannot be deemed to be a management contract or compensatory arrangement under Item 601(b)(10) of Regulation S-K. Mr. Brant provides consulting services solely with respect to product development, and does not provide his services on the Company’s premises nor does he have access to any of the Company’s books, records or financial personnel, and does not have the power to bind the Company in any agreement. The Company has also disclosed all of the material terms of the consulting agreement in a Current Report on Form 8-K filed with the Commission on April 7, 2010.  Notwithstanding the foregoing, in the interest of full disclosure, the Company is voluntarily filing the consulting agreement as Exhibit 99.1 to the Amendment.

9.
We note that you have added disclosure regarding a license to develop from Apple, but you do not appear to have filed this agreement as an exhibit to your registration statement. Please tell us why you have not filed your agreement with Apple as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: As of the date hereof, the Company has received minimal payments, revenues or royalties pursuant to the license agreement with Apple.  To date, pursuant to the license agreement, the Company has received payments from Apple in the aggregate amount of $204.40 and Apple has retained payments from the Company in the aggregate amount of $87.61.  As a result, the Company has deemed the license agreement to be immaterial to the Company’s operations and business.  If at any time the license agreement becomes material, the Company will file it as an exhibit to the appropriate Exchange Act report.

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009

Exhibit 31.2

10.
Your certifications may not vary from the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, you have omitted introductory language in paragraph 4 of the certification of your principal financial officer indicating that he bears responsibility for establishing and maintaining internal control over financial reporting. Amend your Form 10-Q to include complete certifications.

Response: Simultaneous with the filing of the Amendment, the Company has filed an amendment to the Form 10-Q for the period ended September 30, 2009 in response to the Commission’s comment.

Please call our counsel at (212) 692-6768 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following address.

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Sincerely, /s/ Mark Seremet Mark Seremet Chief Executive Officer